VanEck® MERK®

WEBINAR

Join VanEck CEO Jan van Eck and Merk President & CIO Axel Merk for an in-depth look at gold on **Wednesday, May 13 @ 4:15 pm ET.**

Agenda:

- Gold in era of of covid-19, Fed & deficits
- Physical gold: shortages & disruptions
- Gold investing: how to invest in physical gold

There will be an opportunity for Q&A immediately following the webinar.

Please click here to register.


Merk Gold Webinar
Van Eck • Merk • Gold
wed may 13 @ 4:15pm et
REGISTER

Best Wishes,

Axel Merk
Merk Funds

Register Here

Wednesday, May 13 @ 4:15pm ET

Speaker Information



Axel Merk

President & CIO
Merk Investments



Jan van Eck

CEO
VanEck

This event is jointly hosted by Merk and VanEck; registrants will have their registration information shared with both firms, subject to their respective privacy policies, available at https://www.merkinvestments.com/legal/privacy-policy and https://www.vaneck.com/privacy-policy, respectively.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.

phone: (855)MRK-OUNZ
web: https://www.merkgold.com

Merk Investments LLC, 44 Montgomery St #3730, San Francisco, CA 94104

VanEck® MERK®

Webinar Registration

Topic	Merk/VanEck Gold Webinar: Axel Merk & Jan van Eck on Gold
Description	Join VanEck CEO Jan van Eck and Merk President & CIO Axel Merk for an in-depth look at gold on Wednesday, May 13 @ 4:15 pm ET. Agenda: - Gold in era of of covid-19, Fed & deficits - Physical gold: shortages & disruptions - Gold investing: how to invest in physical gold There will be an opportunity for Q&A immediately following the webinar. This event is jointly hosted by Merk and VanEck; registrants will have their registration information shared with both firms, subject to their respective privacy policies, available at https://www.merkinvestments.com/legal/privacy-policy and https://www.vaneck.com/privacy-policy, respectively.
Time	May 13, 2020 01:15 PM in Pacific Time (US and Canada)


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Merk Gold Webinar
Van Eck • Merk • Gold
wed may 13 @ 4:15pm et
REGISTER